UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-15423
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
BANCTRUST FINANCIAL GROUP, INC. EMPLOYEE SAVINGS & PROFIT SHARING PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BANCTRUST FINANCIAL GROUP, INC.
100 Saint Joseph Street, Mobile, AL 36602

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
FINANCIAL REPORT
DECEMBER 31, 2007

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-9

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan
Mobile, Alabama
          We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
          Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAULDIN & JENKINS, LLC
Birmingham, Alabama
June 23, 2008

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Cash and cash equivalents	$59,556	$348,214

Investments, at fair value:
Mutual funds	18,965,316	16,453,839
Money market funds	673,600	783,664
BancTrust Financial Group, Inc. common stock	1,434,189	1,991,453

Total investments	21,073,105	19,228,956

Receivables:
Employer contribution	158,669	541,813
Employee contributions	43,065	46,871
Accrued income	15,279	145,968

Total receivables	217,013	734,652

Net assets available for benefits	$21,349,674	$20,311,822

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

Additions to net assets attributed to:
Net investment income:
Interest and dividends	$1,261,543
Net depreciation in fair value of investments	(997,419)

264,124

Contributions:
Employer	705,722
Employees	1,313,437

2,019,159

Total additions	2,283,283

Deductions from net assets attributed to:
Plan expenses	(33,000)
Benefits paid to participants	(1,212,431)

Net increase in net assets available for benefits	1,037,852

Net assets available for benefits:
Beginning of year	20,311,822

End of year	$21,349,674

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
The following description of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the “Company”), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.
The Plan is available to all employees of the Company and its subsidiaries having at least one month of service and being 21 years of age or older. In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Administration
The Plan’s assets are held by and the Plan is administered by the Trust Department of BankTrust (the “Trustee”), a subsidiary of the Company.
Contributions
A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service (IRS) limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions. Additional discretionary amounts may be contributed at the option of the Company’s Board of Directors and totaled $383,961 for the year ended December 31, 2006. No discretionary contribution was made for the year ended December 31, 2007.
Participant Accounts
Individual participant accounts are maintained to reflect the participant’s contributions and earnings or losses thereon, employer matching contributions and allocated earnings or losses thereon, and employer profit sharing and allocated earnings or losses thereon.
Allocations are based on the participant’s investment earnings or losses base, as defined, multiplied by the calculated rate of return for the separate investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION (Continued)
Forfeitures
At December 31, 2007 and 2006, forfeited nonvested accounts totaled $59,556 and $33,553, respectively. The forfeited nonvested accounts will be used to reduce employer-matching contributions or to cover costs of administration of the Plan. Any excess forfeiture shall be allocated to remaining participants’ accounts.
Vesting
Participants are immediately vested in their voluntary contributions, adjusted for allocated earnings or losses thereon. Vesting in the remainder of their account is based on years of credited service. Participants become 100% vested after three and five years of credited service for matching contribution and additional discretionary employer contributions, respectively, with no vesting before three and five years of credited service.
A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant’s sixty-fifth birthday or upon death or termination of employment due to disability.
Investment Options
Participants may direct their contributions and the employer matching and discretionary contributions and any related earnings or losses thereon, into various investment options including money market funds, mutual funds, or Company common stock. The underlying assets of mutual funds are invested in publicly traded equity, debt and other securities.
Distributions
Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance or installment payments.
Participant Loans
Participant loans are not permitted by the Plan.
Plan Expenses
Plan administrative expenses, with the exception of trustee fees, are paid by the Company. Trustee fees paid from the net assets of the Plan during the year ended December 31, 2007 were $33,000. For the year ended December 31, 2006 the Company paid all such expenses.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments
Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year. Purchases and sales of securities are recorded on a trade-date basis.
Benefit Payments
Benefits are recorded when paid.
Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The measurement and disclosure requirements of SFAS No. 157 related to financial assets and financial liabilities are effective for the Plan beginning in 2008. The resulting fair values calculated under SFAS No. 157 after adoption may be different than the fair values that would have been calculated under previous guidance. The Plan is currently evaluating the impact that the adoption of SFAS No. 157 will have on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS
NOTE 3. INVESTMENTS
The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	Units	Fair Value
2007:
Washington Mutual Investors Fund	111,055	$3,733,656
American Balanced Fund	189,407	3,659,339
AMCAP Fund	120,151	2,427,048
BancTrust Financial Group, Inc. common stock	118,528	1,434,189
Fundamental Investors Fund	56,310	2,390,938
New Perspective Fund	67,462	2,290,339
Capital Income Builder Fund	33,632	2,103,998

2006:
Washington Mutual Investors Fund	104,525	$3,642,700
American Balanced Fund	168,374	3,204,159
AMCAP Fund	105,333	2,114,034
BancTrust Financial Group, Inc. common stock	78,035	1,991,453
Fundamental Investors Fund	49,096	1,966,804
New Perspective Fund	60,708	1,927,475
Capital Income Builder Fund	29,461	1,800,386
For the year ended December 31, 2007, the Plan’s investments depreciated in fair value as follows:

2007
Fair value as determined by quoted market value:
Mutual funds	$356,172
BancTrust Financial Group, Inc. common stock	(1,353,591)

$(997,419)

NOTES TO FINANCIAL STATEMENTS
NOTE 4. RELATED PARTY TRANSACTIONS
The Trustee, the Trust Department of BankTrust, acts as trustee, custodian and record keeper of the Plan. The Trustee is a subsidiary of the Company. Additionally, at December 31, 2007 and 2006, the Plan owned $1,434,189 (118,528 shares) and $1,991,453 (78,038 shares), respectively, in Company stock. In 2007, dividends received by the Plan on Company stock were $50,438.
NOTE 5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants become 100% vested in their account balances.
NOTE 6. TAX STATUS
The Plan adopted a non-standardized form of a prototype plan sponsored by the Trust Department of BankTrust. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.
NOTE 7. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS
NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per financial statements:	$21,349,674	$20,311,822
Cash to accrual adjustment for accrued interest and dividends	(15,279)	(145,968)

Net assets available for benefits per the Form 5500	$21,334,395	$20,165,854

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

2007
Change in net assets available for benefits per the financial statements	$1,037,852
Cash to accrual adjustment for accrued interest and dividends	130,691

Change in net assets available for benefits per the Form 5500	$1,168,543

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value
Federated U.S. Treasury	Federated U.S. Treasury #59	$5
Federated Money Market	Federated Money Market #92	673,595

	Total money market funds	673,600

The American Funds	AMCAP Fund	2,427,048
The American Funds	American Balanced Fund	3,659,339
The American Funds	Bond Fund of America	409,490
The American Funds	Capital Income Builder Fund	2,103,998
The American Funds	Fundamental Investors Fund	2,390,938
The American Funds	New Perspective Fund	2,290,339
The American Funds	Washington Mutual Investors Fund	3,733,656
The American Funds	Euro Pacific Growth Fund	579,186
Federated Investors	Federated Kaufman Fund Class A #66	546,030
Federated Investors	Federated Growth Strategy Fund Class A #48	202,642
T. Leaveli & Associates, Inc.	Government Street Equity Fund	294,309
T. Leaveli & Associates, Inc.	Government Street Bond Fund	132,328
Old Mutual Investment Funds	Old Mutual Technology & Communication Fund	196,013

	Total mutual funds	18,965,316

*BancTrust Financial Group, Inc.	Common stock	1,434,189

	Total investments	$21,073,105

*	Represents a party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2008 BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan By: The Trust Department of BankTrust, as its Trustee

By:	/s/ Robert B. Doyle, III

Robert B. Doyle, III As its Executive Vice President

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm